

December 20, 2010

Michael E. Tarvin
Executive Vice President, General Counsel and Secretary
Select Medical Corporation
4714 Gettysburg Road
P.O. Box 2034
Mechanicsburg, PA 17055

> **Re: Select Medical Corporation**
> **Form 10-K**
> **Filed March 17, 2010**
> **File No. 001-34465**

Dear Mr. Tarvin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Proxy Statement on Schedule 14A, filed March 31, 2010

Risk Assessment, page 11

1. We note your disclosure that risks arising from your compensation policies and programs are not reasonably likely to have a material adverse effect. Please describe the process you undertook to reach this conclusion and provide us with the basis for your conclusion.

Elements of Compensation, page 12

2. We note that your Compensation Committee determined that only discretionary bonuses would be paid for the 2009 fiscal year, rather than bonuses based on pre-determined goals. It is unclear when the Compensation Committee made this decision. Did the Committee set goals and later determine that it would award discretionary bonuses rather than bonuses based on identified goals? Or did the Compensation Committee determine it would pay discretionary bonuses in fiscal 2009 rather than setting goals? If the

Committee set goals and later determined that it would issue discretionary bonuses, you should describe the pre-set goals, describe the level of achievement and discuss the reason for the Committee's decision not to use the pre-set goals in determining bonuses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170 or Suzanne Hayes at (202) 551-3675 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director